

Sticky Fingers Sweets & Eats, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $500,000

Offering End Date: Jan 11, 2022

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $100,000

Company Details:

Name: Sticky Fingers Sweets & Eats, Inc.

Founded: 2002

Address: 1370 Park Road NW,
Washington DC 20002

Industry: Cookie Manufacturing

Employees: 20

Website: https://stickyfingersbakery.com/

Use of Funds Allocation:

If the maximum raise is met:

(25.0%) $125,000 – Warehouse Expansion
(25.0%) $125,000 – Hiring New Staff
(25.0%) $125,000 – Marketing Expenses
(25.0%) $125,000 – Working Capital

Social:

Instagram: 13K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$563,930	$344,739
Cash & Cash Equivalents	$143,041	($19,232)
Accounts Receivable	$698	$0
Short-term Debt	$79,029	$131,617
Long-term Debt	$640,828	$562,391
Revenues / Sales	$1,017,274	$1,971,455
Cost of Goods Sold	$300,467	$592,707
Taxes & licenses	$1,000	$2,088
Net Income	$193,343	$25,747

Recognition:

Doron has won the Food Network's Cupcake Wars twice. Sticky Fingers Sweets and Eats has been featured in Washingtonian, The Daily Planet and Veg News.

About:

Doron Petersan has a degree in dietetics from the University of Maryland and over 20 years of experience working in restaurants. She lives with her husband Peter, their son, and their rescued companion animals in Washington, D.C. Doron believes that while the vegan lifestyle can seem a bit daunting, choosing to enjoy plant-based options does not have to be. In fact, it can be downright fun. What is more fun than cookies and cake?

Sticky Fingers Sweets & Eats is a fully vegan bakery in Columbia Heights founded by Doron Petersan in 1999. They serve decadent sticky bun cinnamon rolls, muffins, donuts, cookies, brownies, and even full-sized cakes in unique and seasonal flavors. Doron Petersan is passionate about her sweets, having won the Food Network's Cupcake Wars twice!

Doron originally went to school for nutrition, but when she took a food science course her world changed forever. She began experimenting with making candy and was one of the first people to crack the code in making delectable vegan desserts. Friends and family would line up for miles to taste Doron's culinary experiments until she was able to open her first brick and mortar storefront in 2002 - a tiny little bakery, which expanded to a cafe in 2006, and from there into a diner called Fare Well.

Fare Well's savory delights are a nice compliment and contrast to Doron's sweets. Fare Well serves traditional comfort food with all plant-based ingredients - buffalo wings, southern-fried steaks made with chickpeas, potato pierogies, burgers, fries, and more. Everything is made from scratch and with lots of love.

Sticky Fingers Sweets & Eats had been thriving for nineteen years before Covid hit, inspiring Doron to quickly pivot and create a mail order program so they could sell and ship their desserts nationally online.

Sticky Fingers Sweets & Eats continues to create great food without the use of animals while showing others that it can be done both successfully and deliciously. Today the bakery has grown into a haven for foodies and the health conscious alike.

For more information, contact our Customer Support Team at support@thesmbx.com